+--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | May 31, 1997 |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |   hours per  |
             [ ] Form 10-Q  [ ] Form N-SAR                     |response..2.50|
                                                               +--------------+
For Period Ended: December 31, 1999                            +--------------+
                                                               | SEC File No. |
                [ ] Transition Report on Form 10-K             |              |
                [ ] Transition Report on Form 20-F             |  000-23667   |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               | 439734-10-4  |
For the Transition Period Ended: ____________________________  +--------------+

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type ]
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
HOPFED BANCORP, INC.
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Full Name of Registrant

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Former Name if Applicable

2700 FORT CAMPBELL BOULEVARD
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Address of Principal Executive Office (Street and Number)
HOPKINSVILLE, KENTUCKY  42240
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a) The reasons  described in reasonable  detail  in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be | filed on or before the fifteenth calendar day following the
[X] |     prescribed due date;  or the subject  quarterly  report of  transition
    |     report on Form  10-Q,  or portion  thereof  will be filed on or before
    |     the fifth calendar day following the prescribed due date; and
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

By letter dated March 29, 2000, Registrant was advised by its independent accountants that they have been unable to complete their audit of Registrant's consolidated financial statements as of December 31, 1999 and for the year then ended because they required certain data relating to the Registrant's return of capital distribution in December 1999 and the effect of such distribution on Registrant's Stock Option Plan. A copy of such statement is attached hereto.

                                               (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     EDWARD B. CROSLAND JR.               202                   828-2400
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                              HOPFED BANCORP, INC.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date MARCH 31, 2000                    By  /s/ PEGGY R. NOEL
    ------------------------------        --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                                  LETTERHEAD OF
                       YORK, NEEL & CO.-HOPKINSVILLE, LLP
                               1113 BETHEL STREET
                             HOPKINSVILLE, KY 42240
                         (270)886-0206/FAX (270)886-0875

March 29, 2000




Board of Directors
HopFed Bancorp, Inc.
2700 Ft. Campbell Boulevard
Hopkinsville, Kentucky  42240

Dear Board Members:

This letter will confirm that our firm has been unable to complete its audit of the Company's consolidated financial statements as of December 31, 1999 and for the year then ended because we required certain data relating to the Company's Stock Option Plan which must be reflected in the financial statements.

We have received the required information and expect to complete our audit within the next few days.

Very truly yours,

/s/: York, Neel & Co.-Hopkinsville, LLP

York, Neel & Co.-Hopkinsville, LLP